

September 11, 2025

Office of Risk Analysis & Registrations

Division of Examinations

To Whom It May Concern,

Please see a list of changes to the SBSE-A Amendment.

The following employees were added as SBSD Principals:

- Tim Wiggan
- Christina Petrou
- Daniel Charney
- Christian J McMillian

The following employees were removed as SBSD Principals:

- Riaz Ahmed
- Malcolm Lang
- Christopher Vogel
- Paolo Beltrame
- Sharon Kim

If you have any questions related to these changes, please contact:

Yolanda Scharf, VP Compliance

212-827-6975